Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES PLAZA CENTERS EXECUTES
AGREEMENT FOR SALE OF THE ARENA PLAZA, BUDAPEST

Tel-Aviv, Israel, August 7, 2007, Elbit Medical Imaging Ltd. (TASE, NASDAQ: EMITF) (“EMI” or the “Company”) announced today that its subsidiary, Plaza Centers N.V. (LSE : PLAZ) (“Plaza”), a leading Central and Eastern European (“CEE”) and in India emerging markets property developer, announced today that it has executed a binding agreement for the sale of its Arena Plaza shopping and entertainment centre  in Budapest to UK based Active Asset Investment Management (‘aAIM’), one of the UK’s fastest growing commercial property investment groups. In September 2006, aAIM launched a £2 billion acquisition programme for its European Symmetry Fund in partnership with Bank of Scotland.

The estimated consideration for the acquisition of the Arena Plaza shopping and entertainment centre is approximately USD 550 million (circa € 400 million).

The purchase price will be finally determined on the completion of the transaction, which is expected to take place within a month of Arena Plaza’s opening date, on the basis of the actual rent levels achieved being capitalized at an agreed yield.  Plaza  will remain responsible for the letting of the centre’s remaining units for a period of up to one year following the closing, and is anticipated to benefit from further price adjustments reflecting the signing of any additional leases during the two consecutive earn-out periods, which end three months and 12 months respectively following the completion.

Plaza’s management estimates the final transaction price based on actual rent levels will be no less than approximately USD 525 million (circa €380 million), with an overall transaction price cap of USD 550 million (€400 million), as agreed with aAIM. The final expected transaction price represents a significant upside comparing to the project’s estimated value upon completion at the time of Plaza’s Admission to trading in about November 2006, which was approximately USD 460 million (circa €333 million).

Designed and developed by Plaza following the acquisition of this landmark site by Plaza in late 2005, Arena Plaza is Hungary’s largest shopping and entertainment centre. It comprises 220 stores located throughout approximately 66,000 sqm of lettable area and is serviced by over 2,800 parking spaces. The centre is scheduled to open in the fourth quarter of 2007 whereupon, subject to the fulfillment of certain conditions, the transaction will be completed.  Amongst the international anchor tenants of the centre are Tesco, the Inditex Group and Peek & Cloppenburg, together with other major retailers such as H&M, Electro World, Hervis and C&A.  Additionally, Arena Plaza will accommodate a 23-screen Cinema City complex, which includes Hungary’s first IMAX theatre.  The centre is currently over 85% pre-let.

The profit from the sale will be recognized mainly over 2007 with adjustments in 2008 and, in part, distributed in accordance with Plaza’s dividend policy, announced following its successful listing on the London Stock Exchange last November.

Mr. Shimon Yizhaki, President, commented: “Arena Plaza is one of the largest and most innovative shopping and entertainment centres in CEE. It is the group's 17th  shopping and entertainment centre in Hungary.

As of the completion of the transaction, we expect a profit and capital growth at an amount range of approximately NIS 900 million - NIS 1 billion, which will significantly increase the Company’s equity capital.

While developing the Arena Plaza we have accomplished new highlights in the following major aspects: (i) the short period of time, which lasted only a year and a half for the initiation, development, built, marketing and sale of this shopping and entertainment centre, although the size and might; (ii) the large scale profit percentage, emphasized both in the absolute values and in the yield amounts.

This transaction consummated another Mega Project sale in the field of  shopping and entertainment centres. In the company's pipeline are at least two other Mega Projects, one of which is the "Obuda – Dream Island" in Budapest comprising of 400 thousand sqm and the "Casa Radio (Dambovica) Mega Project" in Bucharest comprising of 600 thousand sqm.”

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Long-term leases of real estate property; (iv) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (v) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006,  filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki, President	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com

Dudi Machlof, CFO
Elbit Medical Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com